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                                                                    EXHIBIT 99.9

Case No.: CV94-06160

Dept. No.: 8



                                                               Jackson

         IN THE SECOND JUDICIAL DISTRICT COURT FOR THE STATE OF NEVADA

                        IN AND FOR THE COUNTY OF WASHOE


MAGMA POWER COMPANY,               )
a Nevada corporation,              )
                                   )
                 Plaintiff,        )
                                   )
             v.                    )    COMPLAINT FOR
                                   )    DECLARATORY RELIEF
CALIFORNIA ENERGY COMPANY, INC.,   )    ------------------
a Delaware corporation,            )
                                   )
                 Defendant.        )
                                   )
                                   )
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     Plaintiff Magma Power Co. ("Magma"), through its undersigned counsel, alleges as follows:


                              NATURE OF THE CASE
                              ------------------

     1. This is a Complaint for declaratory relief pursuant to the Declaratory Judgments Uniform Act, Nev. Rev. Stat. (SS) 30.010-.160, seeking to uphold the constitutionality of provisions of the Nevada General Corporation Law applicable to unsolicited takeover bids for Nevada corporations, and to uphold the measured, carefully considered action of Magma and its Board of Directors (the "Board") to protect Magma's shareholders in response to an unsolicited offer made by defendant California Energy Company, Inc. ("California Energy") and the partial tender offer California Energy has threatened to commence.

     2. The Nevada statutory provisions pertaining to business combinations, Nev. Rev. Stat. (ss) 78.411-.444 ("Combinations with Interested Shareholders") (hereinafter the "Business Combination Law"), reflect the Nevada Legislature's intent to protect the shareholders of Nevada corporations from combinations with persons or entities who have not obtained the advance approval of a corporation's board. The Business Combination Law prohibits certain combinations between a Nevada corporation and any "interested shareholder," defined in general to include any person who acquires 10% of a Nevada corporation's stock, for a three-year period unless the "interested shareholder" has obtained the advance approval of the corporation's board of directors. These provisions are intended, among other things, to prevent bidders from effectuating combinations that the Board has determined are not in the best interests of the company and its shareholders, as well as in the interests of the company's employees, customers, suppliers and other constituents.


                            JURISDICTION AND VENUE
                            ----------------------

     3. This Court has jurisdiction over this action pursuant to Nev. Const. Art. 6, (S) 6. Declaratory relief is authorized by the Declaratory Judgments Uniform Act.

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Nev. Rev. Stat. (SS) 30.010-.160. Venne is proper in Washoe County pursuant to
Nev. Rev. Stat (S) 13.040.

                                    PARTIES

  4. Plaintiff Magma is a Nevada corporation doing business in, among other locations, the states of Nevada and California and in certain foreign countries, including those along the Pacific Rim. Magma is principally engaged in the generation of electricity from geothermal resources, and in the acquisition of, exploration for and development of geothermal resources. Geothermal energy is a clean, renewable and sustainable energy source compared to fossil fuel-based energy sources. Magma's common stock is traded on the NASDAQ Stock Exchange under the symbol "MGMA." In the recent past, Magma's common stock has traded at $41.50 per share, and certain analysts have placed values on Magma's common stock in excess of that amount. Magma's principal executive offices are located at 4365 Executive Drive, Suite 900, San Diego, California 92121.

  5. Defendant California Energy is a Delaware corporation doing business in Nevada, Utah and California, among other states, and in certain Pacific Rim countries. California Energy is primarily engaged in the ownership and operation of geothermal resources, and the ownership and operation of independent power production facilities utilizing geothermal resources and other energy sources. California Energy's common stock is traded on the New York Stock Exchange. Pacific Stock and London Stock Exchange under the symbol "CE." California Energy's principal executive offices are located at 10831 Old Mill Road, Omaha, Nebraska 68154.

                    THE UNSOLICITED OFFER TO ACQUIRE MAGMA

  6. On September 19, 1994, California Energy delivered to Magma an unsolicited "bear hug" letter declaring its intention to acquire the outstanding shares of Magma common stock for a purported figure of $35 per share, consisting of $25 in cash and

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securities of California Energy supposedly valued at $10 per share. While purportedly expressing California Energy's desire that the proposed transaction be consummated amicably. California Energy warned that it was reserving its right to approach Magma's shareholders directly with a tender offer and/or a consent solicitation if Magma failed to "respond to this proposal promptly." At that time, California Energy provided no other information concerning its unsolicited offer, including the effect a combination of the two entities would have on Magma, its shareholders, employees and operations, the effect it would have on Magma's long-term strategic plan and the benefits to shareholders flowing from such plan, the impact the proposed transaction would have on Magma's existing business and prospects, both domestically and overseas, the sources of information upon which California Energy had relied in making its proposal, and the sources and certainty of California Energy's ability to finance its proposal, among many other materials facts necessary to evaluate California Energy's offer.

    7. Promptly after receipt of the unsolicited offer, Magma retained the investment banking firm of Goldman Sachs & Co. as well as outside legal advisors to assist it and its Board in analyzing the proposal and its impact on Magma, its shareholders and other constituencies. As that analysis was being undertaken, California Energy repeated its intentions and sought to rush Magma into making a rushed and indiscriminate decision concerning California Energy's unsolicited bid. While purporting to reiterate California Energy's desire to proceed amicably, California Energy unequivocally stated its intention to "move forward" and to "take this matter directly to Magma's shareholders." California Energy also repeated its threat to commence a tender offer for Magma's shares during the week of October 3, 1994 regardless of Magma's Board's evaluation and regardless of the best interests of Magma's shareholders, employees, business operations and strategic plan.

    8. The members of Magma's Board, who have been in consultation with Magma's senior management and its financial and legal advisors since California Energy's September 19 "bear hug" letter, convened a special meeting of the Board on October 2 and October 3, 1994. The Board engaged in extensive discussion and consideration of California

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Energy's proposal, and received thorough presentations from its financial and legal advisors. In light of that evaluation, the threats posed to Magma and its shareholders by California Energy's partial tender offer proposal, the need to have the opportunity to evaluate properly and fully the best interests of Magma and its shareholders under various alternatives, including remaining independent and managing Magma in accordance with its long-term business plan, the Board took steps carefully designed to protect shareholders from inappropriate or coercive partial tender offers, such as the one California Energy has threatened to commence, as well as other abusive tactics that might be used in an attempt to gain control of Magma without paying all shareholders a fair price for their shares.

      9. First, the Board adopted a Stockholder Rights Plan which provides for the distribution of rights to Magma's shareholders. Under the Plan, if a person or group acquires beneficial ownership of 10% or more of Magma's outstanding common stock, or commences a tender offer for 20% or more of Magma's shares, the holders of the rights (generally all Magma shareholders except the person or group acquiring beneficial ownership of 10% or more of Magma's outstanding common stock or who has commenced the tender offer) will be, unless the Board within ten days thereafter otherwise determines, entitled to purchase Magma securities (a newly issued share of Series A Preferred Stock) in an amount equal to twice the exercise price of the rights ($125). In a subsequent merger with the 10% stockholder, holders of rights would be entitled to purchase common stock of the 10% stockholder in an amount equal to twice the exercise price of the rights ($125). The rights, which are redeemable under certain circumstances, including Board approval of a transaction, are designed to provide the Board, in the discharge of its fiduciary duties, with sufficient time to evaluate the alternatives and to guard against coercive, partial tender offers and other abusive tactics that might be used in an attempt to gain control of Magma. Because the Stockholder Rights Plan makes any hostile acquisition of Magma substantially more expensive if the rights are triggered, the effect of the Stockholder Rights Plan is to encourage suitors to negotiate with Magma's Board, and to discourage suitors who make coercive or abusive bids that are contrary to Magma's long-term interests and that of its shareholders. In

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short, the Stockholder Rights Plan will not prevent takeovers, but is designed to deter coercive takeover tactics. A Stockholder Rights Plan is expressly authorized and permitted by Nevada Corporate Law, e.g., Nevada General Corporation Law (S) 78.350(3).

    10. Second, the Board voted to amend Magma's by-laws to require that shareholder action occur only at a regular or special meeting of shareholders rather than by way of written consent solicitation (the "By-Law Amendment").
The purpose of this provision is to ensure that shareholders take action only on a fully-informed basis; the provision does not eliminate the power of Magma's shareholders to call a special meeting.

    11. Because the Nevada Business Combination Law and the actions of Magma's Board may serve as an obstacle to California Energy's forthcoming partial tender offer, Magma anticipates that California Energy will seek to nullify the actions taken by the Board and to attack the constitutionality of Nevada's Business Combination Law.

                            FIRST CLAIM FOR RELIEF
                             (Declaratory Relief)

    12. Magma incorporates by reference paragraphs 1 through 11 inclusive, as though fully set forth herein.

    13. Magma is informed and believes that California Energy will imminently file suit seeking declaratory and injunctive relief against the application and enforcement of the Business Combination Law, the provisions of which would, inter alia, otherwise prohibit any combination of Magma with California Energy not approved by Magma's Board for a period of three years from the date such tender offer is consummated, on the ground that the Nevada statute constitutes an undue burden upon interstate commerce and is therefore in conflict with the Commerce Clause of the United States Constitution, Art. I, (S) 8 cl. 3. Magma contends that the Nevada statute is--like similar statutes that have been upheld in other states--valid and binding upon California Energy with respect to the proposed transaction.

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    14. An actual controversy has arisen and therefore now exists between Magma and California Energy concerning the validity of Nev. Rev. Stat.
(S)(S) 78.411-.444.


                            SECOND CLAIM FOR RELIEF
                            -----------------------
                             (Declaratory Relief)
                             --------------------

    15. Magma incorporates by reference paragraphs 1 through 14 inclusive, as though fully set forth herein.

    16. Magma is informed and believes that California Energy will imminently file suit seeking declaratory and injunctive relief against the application and enforcement of the Business Combination Law on the ground that the Nevada statute conflicts with the purposes of a federal statute regulating tender offers, the Williams Act, 15 U.S.C. (S)(S) 78m(d)-(e), 78n(d)-(f), and alleging that the Nevada statute is therefore invalid under the Supremacy Clause of the United States Constitution, Art. VI, cl. 2. Magma contends that the Nevada statute is -- like similar statutes that have been upheld in other states -- valid and binding upon California Energy with respect to the proposed transaction.

    17. An actual controversy has arisen and therefore now exists between Magma and California Energy concerning the validity of Nev. Rev. Stat.
(S)(S) 78.411-.444.


                            THIRD CLAIM FOR RELIEF
                            ----------------------
                             (Declaratory Relief)
                             --------------------

    18. Magma incorporates by reference paragraphs 1 through 17 inclusive, as though fully set forth herein.

    19. Magma is informed and believes that California Energy will imminently file suit seeking declaratory and injunctive relief against the application and enforcement of the Stockholder Rights Plan and By-Law Amendment adopted by Magma's Board, or seeking to require Magma to redeem the Stockholder Rights Plan, on the ground that they were adopted and/or not redeemed by the Board in violation of its fiduciary obligations to Magma. Magma contends that the Stockholder Rights Plan and By-Law Amendment have been adopted and will be used consistent with its Board's fiduciary duties to act in the best

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interests of the shareholders of Magma, as well as in the interests of other constituencies, including employees, customers and suppliers, which the Board may consider under Nev. Rev. Stat. (S) 78.138.

    20. An actual controversy has arisen and therefore now exists between Magma and California Energy concerning the Stockholder Rights Plan and the By-Law Amendment.

                               PRAYER FOR RELIEF
                               -----------------

    WHEREFORE, plaintiff prays for judgment against defendant as follows:

    (a) For a declaratory judgment that the Stockholder Rights Plan and By-Law Amendment are valid and binding;

    (b) For a declaratory judgment that the Business Combination Law, Nev. Rev. Stat. (SS) 78.411-.444, is valid and not in violation of the Commerce Clause of the United States Constitution, Art. I, (S) 8, cl. 3;

    (c) For a declaratory judgment that the Business Combination Law, Nev. Rev. Stat. (SS) 78.411-.444, is valid and not in violation of the Supremacy Clause of the United States Constitution, Art. VI, cl. 2;

    (e)  For costs of suit and reasonable attorneys' fees; and






COMPLAINT FOR                         -7-
DECLARATORY RELIEF













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    (e)  For such other relief as the Court may deem just and proper.


Dated: October 3, 1994                Respectfully submitted,

                                      JONES, JONES, CLOSE & BROWN,
                                        CHTD.



                                      /s/ M. CELESTE LUCE
                                      ----------------------------------
                                      M. CELESTE LUCE
                                      290 South Arlington Avenue, #200
                                      Reno, Nevada 89501
                                      Telephone: (702) 322-3811


                                      Dean S. Krystowski
                                      Patrick D. Robbins
                                      David L. Anderson
                                      M.J. Tony Paikeday
                                      SHEARMAN & STERLING
                                      555 California Street, 20th Floor
                                      San Francisco, California 94104
                                      Telephone: (415) 616-1100

                                      Attorneys for Plaintiff Magma
                                      Power Company




COMPLAINT FOR                         -8-
DECLARATORY RELIEF